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                              June 10, 2024

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Limited
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 31, 2024
                                                            File No. 333-279843

       Dear Mohanraj Ramasamy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Audited Condensed Combined Financial Information, page 40

   1.                                                   We note that you have
not included an auditor   s report in the filing that covers the
                                                        condensed combined
financial information presented on pages 40 through 48. Please revise to correctly
label this Article 11 of Regulation S-X pro forma financial information
                                                        as    unaudited,    or
advise us.
       Executive and Director Compensation, page 80

   2. Please revise this section to comply with Item 6.B. of Form 20-F. Further, please update to reflect the amount of
compensation paid, and benefits in kind granted, for the last full financial year.
Finally, we note that footnote 6 on page 82 appears to be an internal note to update the disclosure
as required. Please review and revise this footnote and the others
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj
           Holding Limited Ramasamy
Comapany
June       NameSRIVARU Holding Limited
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
         that appear throughout the filing to ensure that your disclosure is complete and current.
Beneficial Ownership of Securities, page 87

3.       We note your disclosure that the table reflects information    within
60 days of the
         Closing.    Please revise to provide information as of the most recent practicable date.
         Refer to Item 6.E. of Form 20-F.
Plan of Distribution, page 97

4. We note your disclosure on pages 97-98 that any broker-dealers that are deemed to be underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus. Please revise to confirm your understanding that the sale of shares by an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation
S-K.
Index to Financial Statements, page F-1

5. We note that you included audited financial statements for the nine-month interim period ended December 31, 2023. Please revise to also include comparative financial statements for the nine-month interim period ended December 31, 2022, or tell us how the financial statements currently included in the filing complies with Item 8 of Form 20-F. Further, include an audited balance sheet of SRIVARU Holding Limited as of March 31, 2022 and update the filing as appropriate, including, but not limited to, MD&A that discusses each of the comparative interim and annual periods.
Part II Information Not Required in Prospectus
Item 8. Exhibits and Financial Statement Schedules
Exhibit Index
Exhibit 5.1 Opinion of Conyers Dill & Pearman (Cayman) LLP, page II-3

6. Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mohanraj Ramasamy
SRIVARU Holding Limited
June 10, 2024
Page 3

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,
FirstName LastNameMohanraj Ramasamy
                                                         Division of
Corporation Finance
Comapany NameSRIVARU Holding Limited
                                                         Office of
Manufacturing
June 10, 2024 Page 3
cc:       Rajiv Khanna
FirstName LastName